Amdocs Limited NASDAQ: DOX Fiscal Q4 2026 Earnings Presentation November 3, 2026 Shimie Hortig President & Chief Executive Officer Tal Rozenfeld Chief Financial Officer Exhibit 99.2

Forward-Looking Statement The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ strategy, including with respect to artificial intelligence and agentic opportunities, growth, financial outlook and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks, uncertainties and other important factors that may cause future results to differ materially from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 filed on December 15, 2025, and for the first quarter of fiscal 2026 on February 17, 2026, for the second quarter of fiscal 2026 on May 26. 2026, and for the third quarter of fiscal 2026 on August 18. 2026. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. Amdocs believes that these measures provide useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated November 3, 2026, with respect to earnings for fiscal Q4 2026. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2027 and certain non-GAAP metrics and their reconciliations.

Today’s speakers Tal Rozenfeld Chief Financial Officer Shimie Hortig President & Chief Executive Officer

Agenda Strategy & Business Performance Update Shimie Hortig President & Chief Executive Officer Financial Review & Outlook Tal Rozenfeld Chief Financial Officer Q&A

President & Chief Executive Officer Shimie Hortig Strategy and Business Performance Update

Moving Fast Executing Our New Strategy

Uniquely positioned to lead our customers in the AI revolution

1

Agentic Telco Operating System (aOS)

Core offering for the agentic era

2

Expansion into New Vertical

Mid-long term growth engine

3

Emerging Growth Horizons

Ideation, incubation, and scaling New Growth Engines

4

Internal Transformation

aSDLC | Agentic Operations | New way of working | new role definitions | smaller Tech driven org

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amdocs

Strategic aOS Agreement with AT&T A major new phase in our longstanding relationship with AT&T 10-year strategic engagement to transform and manage its end-to-end IT ecosystem, leveraging Amdocs agentic telco operating system Expands Amdocs’ footprint in the CALA region and moves beyond traditional IT operations into an AI-driven operating model Demonstrates of our ability to handle highly complex mission critical operations across multiple markets Caribbean Costa Rica Panama Puerto Rico Miami Denver Business value “AI delivers the greatest value when it is grounded in the business, technology and people it supports. By bringing together our shared expertise, we can simplify complex work, improve efficiency, and bring new products and experiences to customers faster.” Eight-year strategic agreement with AT&T to accelerate the transformation of their business by adopting our agentic technology First-of-its-kind journey which we believe should be the leading approach for AI adoption in the telco market Jeremy Legg, AT&T Chief Technology officer AI delivers the greatest value when it is grounded in the business, technology and people it supports. By bringing together our shared expertise, we can simplify complex work, improve efficiency, and bring new products and experiences to customers faster Jeremy Legg, AT&T Chief Technology officer

Three New Strategic aOS Agreements 10-year strategic engagement to transform and manage its end-to-end IT ecosystem, leveraging Amdocs agentic telco operating system Expands Amdocs’ footprint in the CALA region and moves beyond traditional IT operations into an AI-driven operating model Demonstrates of our ability to handle highly complex mission critical operations across multiple markets Caribbean Costa Rica Panama Puerto Rico Miami Denver Business value 10-year strategic agreement to agentify VEON’s operations, customer experiences and digital services Expands our presence across the Eurasia region 10-year strategic engagement to transform and manage its end-to-end IT ecosystem Meaningful expansion of Amdocs’ footprint in the CALA region Announced last quarter Multi-year agreement to modernize core business platforms and strengthen IT operations by leveraging Amdocs aOS Agentic business workflows Powered by aOS, Amdocs will consolidate and upgrade multiple legacy systems onto a single Amdocs enterprise technology stack Provide agentic capabilities across delivery and operations

10-year strategic engagement to transform and manage its end-to-end IT ecosystem, leveraging Amdocs agentic telco operating system Expands Amdocs’ footprint in the CALA region and moves beyond traditional IT operations into an AI-driven operating model Demonstrates of our ability to handle highly complex mission critical operations across multiple markets Caribbean Costa Rica Panama Puerto Rico Miami Denver Strong Sales Momentum Key milestones Key wins Equipment Identity Integratel Peru Managed Services Magyar Telecom Modernization Xfinity Mobile & Comcast Business Managed Services Airtel India Managed Services eSIM Billing Modernization Millicom Chile Modernization

Entering FY28 with mid-single digit revenue growth and double-digit shareholder return Insurance industry shares the same characteristics that have defined Amdocs’ success in telecommunications Creating a differentiated offering for insurers Significantly expanding our addressable market Insurance providers need to transform and adopt AI capabilities across their core operations and business workflows. New Vertical Expansion Amdocs Entering the Insurance Industry Amdocs intends to become the partner of choice, leading insurers in their agentic journey Insurance is a large and growing market Insurance providers need to transform and adopt AI capabilities Create a differentiated offering Similar characteristics that have defined Amdocs’ success in Telco

Dozens of customers globally, including: Entering FY28 with mid-single digit revenue growth and double-digit shareholder return Modern, agentic multi-line core platform Spanning policy, billing, claims and customer engagement Deep insurance expertise in both Life & Annuities and Property & Casualty Add small thing here ~700 employees Purchase Price: $xxxm HQ: San-Francisco ~700 employees Purchase Price: $340M HQ: San-Francisco A global insurance technology provider ACQUISITION OF EIS We are pleased to announce the Expansion into Insurance Amdocs’ first and important step into the insurance software industry Amdocs’ aOS technology, scale, engineering pedigree, transformation track-record and accountability mode EIS’ advanced technology, deep vertical expertise Amdocs’ first and important step into the insurance software industry A global insurance technology provider Amdocs’ aOS technology, scale, track-record and accountability EIS’ technology, vertical expertise, strong customer base ACQUISITION OF EIS

4 Sharpening Amdocs’ Strategic Focus Focused strategy is also about deciding what not to pursue These initiatives are all designed to focus the company and build a healthier, stronger new base for our agentic strategy Optimized products and services End or minimize investments in legacy products Sale of Media business to Cease business that cannot be converted to agentic offerings Cease / minimize business & operation in certain territories

Successful adoption across ~10,000 engineers and ~800 hubs Secured context, harness and workflow for aSDLC Hands-on agentic experience including training, certification, knowledge sharing 10C Upgrade + Cognitive Core + MGS Extension – Rolled-over to Q4 Managed GenAI Transformation - delays in signing DA aOS / eSIM / Digital and extension AI Managed Services – Rolled-over to Q4 MGS Openet MGS + Mobile Billing Transformation MGS Renewal MGS Renewal UK Tracker - Internal Transformation Accelerating Internal Transformation Advanced aSDLC platform New Agentic Way of Working Agentic culture & DNA Token Economics Laid down essential infrastructure for allocation policy, cost control and optimization Knowledge Work Extended program beyond engineering for early adopters Inception of aSDLC platform WoW rollout: successful adoption across 10,000 workers and 800 hubs Agentic culture & DNA: hands on agentic experience including training, certification, conferences, meetups Tokenomics: laid down essential infrastructure for allocation policy, cost control and optimization Knowledge Work: extended program beyond engineering for early adopters (everyone is a builder)

T-Mobile Update Entering FY28 with mid-single digit revenue growth and double-digit shareholder return Reduced discretionary spending Completion of the large-scale integration project of the UScellular customers into T-Mobile in FY’26 Dispute concerning the recently signed agreements with T-Mobile, escalating into a legal dispute during the last quarter These circumstances have been taken into consideration in forming our conservative guidance assumptions for fiscal 2027 This is a unique situation involving one customer and does not reflect the rest of the business, which continues showing growth Reduced discretionary spending Completion of the large-scale integration project of the USCellular customers into T-Mobile in FY’26 Dispute concerning the recently signed agreements with T-Mobile, escalating into a legal dispute during the last quarter These circumstances have been taken into consideration in forming our conservative guidance assumptions for fiscal 2027 This is an isolated situation involving one customer and does not reflect the rest of the business, which is expected to grow mid-single digits in FY2027

2 PART Fiscal 2027 Outlook Non-GAAP EPS Growth3 (30.0)% - (26.0)% Non-GAAP operating margin3 19.2% - 19.8% Revenue Growth1,2 (11.0)% - (7.0)% YoY1 For comparison purposes, pro forma adjusts fiscal year 2026 revenue by approximately $360 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these activities substantially already ceased in the first quarter fiscal 2027 Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Non-GAAP. See reconciliation tables in appendix

Fiscal 2028 Expectations Mid-single digit revenue growth Expected high single-digit Non-GAAP1 EPS growth Our growing strategic momentum will position us to return to growth and improved profitability aOS momentum and expanding pipeline of customer opportunities The expansion of our addressable market into insurance Our internal transformation We will be an even stronger, more focused company, positioned to lead in the agentic era aOS momentum and traction of our strategy The expansion of addressable market into insurance Our internal transformation Non-GAAP. See reconciliation tables in appendix Steadily rising dividend

Chief Financial Officer Tal Rozenfeld Financial Review & Outlook

Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Non-GAAP. See reconciliation tables in appendix Revenue $1,194m +3.8% YoY as reported +4.0% YoY constant currency(1) Non-GAAP(2) Operating Margin $1.98, above guidance midpoint of $1.94 – $2.00 GAAP Diluted EPS $1.35, incl. $0.22 restructuring charges. Ex- restructuring, GAAP diluted EPS was above guidance ($1.48 - $1.56) Non-GAAP(2) Diluted EPS 21.6% Unchanged QoQ Key Metrics: Q4 2026 Revenue vs. Guidance $ Millions Revenue was in line with the guidance midpoint in constant currency Free cash flow(2) of $202M before restructuring payments in Q4 Q4 FY2026 Financial Results

FY2026 Financial Results Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Non-GAAP. See reconciliation tables in appendix Revenue $4,697m +3.6% YoY as reported +3.0% YoY constant currency(1), inline with the guidance midpoint Non-GAAP(2) Operating Margin $7.41, +6% YOY In line with guidance midpoint (5.5% – 6.5%) GAAP Diluted EPS $4.68, -7.3% YoY including a $1.30 restructuring charge Non-GAAP(2) Diluted EPS 21.6% +20 bps YoY, in line with FY2026 guidance midpoint Key Metrics: Revenue by Geography $ Millions, as reported $729m before restructuring payments of $167m, and in line with guidance ($710 – $730m) Free Cash Flow (2) +0.6% YoY +8% YoY +11% YoY

Managed Services

Supporting visibility and business resilience

Managed Services Revenue

$ Millions

FY2026: ~1% YoY



$2,905
$2,996
$3,023
FY2024
FY2025
FY2026

~64% of FY 2026 revenue, as compared to 66% and 58% in FY2025 and FY2024, respectively

Key Managed Services Wins: Q4 FY2026

- **AT&T**: 8-year strategic aOS agreement
- **COMCAST**: Renewed multi-year agreement across Xfinity Mobile and Comcast Business
- **VEON**: 10-year strategic agreement to agentify VEON's operations
- **airtel**: Expanded agreement to modernize B2B operations
- **LIBERTY LATIN AMERICA**: 10-year strategic engagement to transform and manage end-to-end IT ecosystem through aOS
- **MILLICOM THE DIGITAL LIFESTYLE**: Multi-year agreement to accelerate modernization and business agility
- **Globe**: Multi-year agreement to modernize core business platforms and strengthen IT, leveraging Amdocs aOS

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amdocs

Balance Sheet & Cash Flow Cash, Credit Facility & Debt Position $ Millions, as of September 30, 2026 Cash + Available Credit Facility $697 million Committed to maintaining our Investment grade credit rating Baa1 Moody’s BBB S&P Available credit facility as of 9/30 Cash (3) DSO’s 83 days +9 days YoY and +5 days QoQ DSO’s may fluctuate from quarter to quarter Unbilled receivables net of deferred revenue increased by $95 million compared to a year ago and by $61 million sequentially in Q4, aggregating the short-term and long-term balances The net difference between unbilled receivables and deferred revenue fluctuates from quarter to quarter, in line with normal business activities as well as progress on multi-year transformation programs FY 2026 Free cash flow(1) bridge FCF before restructuring payments of $167M was $729M in FY 2026 (2) Non-GAAP. See reconciliation tables in appendix Short-term financing arrangements as of September 30, 2026: $800M revolving credit facility undrawn; $300M outstanding notes through U.S. Commercial Paper leaving available credit facility capacity of $500M $650M senior note, maturing June 2030 * * (2) In October 2026, Amdocs secured two term loans for an aggregate amount of $500M

FY2027 Revenue Outlook For comparison purposes, pro forma adjusts fiscal year 2026 revenue by approximately $360 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these activities substantially already ceased in the first quarter fiscal 2027 Constant currency. Assumes exchange rates in the current period were unchanged from the prior period $4,697 Revenue Growth FY2027E As Reported (17.9)% - (14.3%) YoY Pro Forma(1) Constant Currency(2) (11.0)% - (7.0%) YoY Excluding T-Mobile Pro Forma(1) Constant Currency(2) Mid-single digit growth Revenue: $Millions

Telco headwinds are materializing: Flat ARPU, minimal growth, intense competition Agentic Delivery Agentic Governance Agentic Operations Agentic Core BSS/OSS Agentic Orchestraion Our goal Become the primary partner of choice to our customers in their Agentic journey Create a tailored path for every customer from any starting point This quarter we announced the sale of Vubiquity to Premiere Digital, a leading media services and technology solutions company Why we made this decision 1. As the media industry continues to evolve, we believe Vubiquity will be best positioned to grow in an organization where media services and content operations are at the center of the business and its investment priorities 2. At the same time, we are increasingly focused on the priorities at the heart of Amdocs’ strategy Tracker - Internal Transformation 12-Month Backlog & Forward Visibility 12-Month backlog: FY2024-FY2026 12-month backlog includes: Anticipated revenue related to contracts Estimated revenue from managed services contracts Letters of intent Maintenance Estimated ongoing support activities 12-month backlog declined 9.6% YoY and 9.6% QOQ on a pro forma(1) basis, mainly attributable to T-Mobile Excluding T-Mobile, 12-month backlog grew mid-single digits from a year ago on a pro forma basis 12-month backlog equates to roughly ~90% of expected FY2027 revenue For comparison purposes, pro forma adjusts fiscal year 2025 12-month backlog by approximately $320 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these activities substantially already ceased in the first quarter fiscal 2027 $ Millions (1)

FY2027 Profitability Outlook Non-GAAP(1) operating margin will begin FY2027 well below the 19.5% midpoint of the annual guidance, but will consistently improve as the year progresses such that by Q4, profitability will be at the higher end of the annual guidance range Non-GAAP. See reconciliation tables in appendix Refer to https://investors.amdocs.com/ and earnings reports issued on 11/12/2024, 11/11/2025 and 11/3/2026 for reconciliation of non-GAAP operating margin in FY2024 FY2025 and FY2026 Non-GAAP(1) Operating Margin: FY2024-FY2027E 19.8% 19.2% Productivity gains from internal agentic transformation Exit of low-margin, non-core hardware related activities Profitability Headwinds T-Mobile situation Investment to accelerate aOS and agentic growth strategy Investing in our Insurance vertical Profitability Tailwinds

Telco headwinds are materializing: Flat ARPU, minimal growth, intense competition Agentic Delivery Agentic Governance Agentic Operations Agentic Core BSS/OSS Agentic Orchestraion Our goal Become the primary partner of choice to our customers in their Agentic journey Create a tailored path for every customer from any starting point This quarter we announced the sale of Vubiquity to Premiere Digital, a leading media services and technology solutions company Why we made this decision 1. As the media industry continues to evolve, we believe Vubiquity will be best positioned to grow in an organization where media services and content operations are at the center of the business and its investment priorities 2. At the same time, we are increasingly focused on the priorities at the heart of Amdocs’ strategy Tracker - Internal Transformation FY2027 Free Cash Flow Outlook & Capital Allocation % FCF(1)(2)(3)/ Non-GAAP Net Income(1) FCF ($M) (1)(2)(3) % of FCF(1) (2)(3) Returned to Shareholders FCF: Three-year historical trend and FY2027E outlook (Guidance) $142M Returned to shareholders in Q4 ~$0.5B aggregate remaining share repurchase authorization Board authorized new quarterly dividend payment: 58.6 cents, +3% New payment subject to shareholder approval at Amdocs’ annual meeting in January 2027, with first payment anticipated in April 2027 Share Repurchase Authorization FY 2027 free cash flow(1) target: $440-$500M (before restructuring payments) ~7% Free cash flow yield(3) Non-GAAP. See appendix tables for reconciliation of FCF FY2024, FY2025 and FY2026, exclude restructuring payments of ~$75M.~$90M, and $167M respectively Yield = expected free cash flow of $470M, the mid point of FY2027 FCF guidance before restructuring payments, as a percentage of Amdocs’ market capitalization as of 11/3/2026 FY2027E guidance: return majority Q4F26

Telco headwinds are materializing: Flat ARPU, minimal growth, intense competition Agentic Delivery Agentic Governance Agentic Operations Agentic Core BSS/OSS Agentic Orchestraion Our goal Become the primary partner of choice to our customers in their Agentic journey Create a tailored path for every customer from any starting point This quarter we announced the sale of Vubiquity to Premiere Digital, a leading media services and technology solutions company Why we made this decision 1. As the media industry continues to evolve, we believe Vubiquity will be best positioned to grow in an organization where media services and content operations are at the center of the business and its investment priorities 2. At the same time, we are increasingly focused on the priorities at the heart of Amdocs’ strategy Tracker - Internal Transformation Financial Outlook: FY2027E Full Year Fiscal 2027 Outlook Revenue Growth, As Reported (17.9)% - (14.3)% YoY Revenue Growth, Pro Forma(1) Constant Currency(2) (11.0)% - (7.0%) YoY Non-GAAP(3) Operating Margin 19.2% - 19.8% Non-GAAP(3) EPS growth (30.0)% - (26.0)% Non-GAAP(3) Effective Tax Rate 16.0% - 19.0% Free Cash Flow(3) $440-$500 million For comparison purposes, pro forma adjusts fiscal year 2026 revenue by approximately $360 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these activities substantially already ceased in the first quarter fiscal 2027 Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period Non-GAAP. See reconciliation tables in appendix

Fiscal 2028 Expectations Our growing strategic momentum will position us to return to growth and improved profitability aOS momentum and expanding pipeline of customer opportunities The expansion of our addressable market into insurance Our internal transformation We will be a stronger, more focused company, positioned to lead in the agentic era aOS momentum and traction of our strategy The expansion of addressable market into insurance Our internal transformation Non-GAAP. See reconciliation tables in appendix Mid-single digit revenue growth Expected high single-digit Non-GAAP(1) EPS growth Steadily rising dividend

Q&A

Telco headwinds are materializing: Flat ARPU, minimal growth, intense competition Agentic Delivery Agentic Governance Agentic Operations Agentic Core BSS/OSS Agentic Orchestraion Our goal Become the primary partner of choice to our customers in their Agentic journey Create a tailored path for every customer from any starting point This quarter we announced the sale of Vubiquity to Premiere Digital, a leading media services and technology solutions company Why we made this decision 1. As the media industry continues to evolve, we believe Vubiquity will be best positioned to grow in an organization where media services and content operations are at the center of the business and its investment priorities 2. At the same time, we are increasingly focused on the priorities at the heart of Amdocs’ strategy Tracker - Internal Transformation Non-GAAP. See reconciliation tables in appendix For comparison purposes, pro forma adjusts fiscal year 2026 revenue by approximately $360 million to reflect the exit of non-strategic business activities relating to the resale of hardware activities, and the divestiture of the media business; these activities substantially already ceased in the first quarter fiscal 2027 Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period Q1 Fiscal 2027 Outlook Revenue $955 - $995 million GAAP EPS $0.81-$0.89 Non-GAAP(1) EPS $1.27 - $1.33 Share Count 103.6 million Tax Non-GAAP effective tax rate within the annual guidance range of 16.0%-19.0% Full Year Fiscal 2027 Outlook Revenue growth As reported (17.9)% - (14.3)% Revenue growth Pro Forma(2) Constant currency(3) (11.0)% - (7.0)% GAAP EPS Growth (25.0)%-(17.0)% Non-GAAP(1) EPS growth (30.0)% - (26.0)% Operating Margin Non-GAAP(1) 19.2% - 19.8% Effective Tax Rate Non-GAAP(1) 16.0% - 19.0% Free Cash Flow(1) $440-$500 million Q1 & FY2027 Outlook

Appendix Outlook & Reconciliation Tables

Reconciliation Tables The amounts under "Purchase of property and equipment, net", include immaterial proceeds from sale of property and equipment.

Reconciliation Tables

Reconciliation Tables